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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Syntel Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87162H103
(CUSIP Number)
Daniel M. Moore, Chief Administrative Officer
Syntel, Inc.
525 East Big Beaver Road, Suite 300
Troy, MI 48083
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 5. Interest in Securities of the Issuer
Signatures

CUSIP No.	87162H103

1	NAMES OF REPORTING PERSONS: Parashar Ranade

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,618,692*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

9,618,692*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,619,692*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
     *-The common stock with respect to which Mr. Ranade shares voting and dispositive power includes (i) 4,659,346 shares held by the NS Trust dated February 28, 1997 I (“Trust I”) (ii) 4,659,346 shares held by the NS Trust dated February 28, 1997 II (“Trust II”) (iii) 75,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (iv) 75,000 shares held by the BD Trust May 17, 1997 IV (“Trust IV”), (v) 75,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (vi) 75,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Ranade acts as co-trustee (Trust I, Trust II, Trust III, Trust IV, Trust V and Trust VI are collectively referred to herein as the “Trusts”). Mr. Ranade disclaims beneficial ownership of the 9,618,692 shares held by such trusts.

CUSIP No.	87162H103

1	NAMES OF REPORTING PERSONS: BD Trust Agreement dated December 27, 2004 (“Trust VII”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida Irrevocable Trust

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	87162H103

1	NAMES OF REPORTING PERSONS: NS Trust Agreement dated December 27, 2004 (“Trust VIII”)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida Irrevocable Trust

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2005, as amended by Amendment No. 1 filed on February 14, 2005, and further amended by Amendment No. 2 filed on January 9, 2006, on behalf of the undersigned (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
(a) As of the date of this Amendment No. 3, the aggregate number and percentage of Common Stock held by each of the Reporting Persons is:

Reporting Person	Number of Shares		Percentage[1]
Parashar Ranade	9,618,692	[2]	23.5%
Trust I	4,659,346		11.5%
Trust II	4,659,346		11.5%
Trust VII	0	[3]	0.0%
Trust VIII	0	[3]	0.0%
1.	percentage beneficially owned is based on the number of shares of Common Stock outstanding on October 31, 2005, as reported in Syntel’s most recently available Quarterly Report on Form 10-Q.

2.	Mr. Ranade owns 1,000 shares of Common Stock and is deemed to beneficially own an additional 9,618,692 shares of Common Stock in his capacity as co-trustee of the Trusts and certain other trusts. Mr. Ranade disclaims beneficial ownership of the 9,618,692 shares held by the Trusts and certain other trusts.

3.	The Trust VII and Trust VIII terminated on February 14, 2005 and no longer beneficially own any shares of Common Stock.
(b) Mr. Ranade has sole power to vote, direct the vote, dispose or to direct the disposition over 1,000 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 9,618,692 shares of Common Stock. Mr. Ranade shares such power to vote, direct the vote, dispose or to direct the disposition with either Bharat Desai or Neerja Sethi, in their capacities as co-trustees of the Trusts. Mr. Desai’s and Ms. Sethi’s business address is 701 Brickell Ave., Suite 870, Miami, Florida 33131. Mr. Desai’s principal occupation is Chairman and Chief Executive Officer of Syntel. Ms. Sethi’s principal occupation is Vice President, Corporate Affairs of Syntel. During the past five years, neither Mr. Desai nor Ms. Sethi has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desai and Ms. Sethi are both citizens of the United States of America.
     The Trust I has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.
     The Trust II has sole power to vote, direct the vote, dispose or to direct the disposition over 4,659,346 shares of Common Stock.

     The Trust VII has sole power to vote, direct the vote, dispose or to direct the disposition over 0 shares of Common Stock.
     The Trust VIII has sole power to vote, direct the vote, dispose or to direct the disposition over 0 shares of Common Stock.
(c) On February 14, 2006, the NS Trust Agreement dated December 27, 2004 (“Trust VIII”) and the BD Trust Agreement dated December 27, 2004 (“Trust VII”) terminated in accordance with their terms. Mr. Ranade and Ms. Sethi, as co-trustees of Trust VII, distributed the remaining principle and income, including the 12,467,750 shares of Common Stock held by the trust, to Mr. Desai as the beneficiary of the trust. As a result, both Mr. Ranade and Trust VII are no longer deemed to have beneficial ownership of the 12,467,750 shares. In addition, Mr. Ranade and Mr. Desai, as co-trustees of Trust VIII, distributed the remaining principle and income, including the 10,302,158 shares of Common Stock held by the trust, to Ms. Sethi as the beneficiary of the trust. As a result, both Mr. Ranade and Trust VIII are no longer deemed to have beneficial ownership of the 10,302,158 shares.
(d) Not applicable.
(e) Not applicable.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.
     Dated: February 15, 2006

/s/ Parashar Ranade

Parashar Ranade

NS Trust dated February 28, 1997 I

/s/ Parashar Ranade

Parashar Ranade, Co-Trustee

/s/ Bharat Desai

Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II

/s/ Parashar Ranade

Parashar Ranade, Co-Trustee

/s/ Bharat Desai

Bharat Desai, Co-Trustee

NS Trust Agreement dated December 27, 2004 VIII

/s/ Parashar Ranade

Parashar Ranade, Co-Trustee

/s/ Bharat Desai

Bharat Desai, Co-Trustee

BD Trust Agreement dated December 27, 2004 VII

/s/ Parashar Ranade

Parashar Ranade, Co-Trustee

/s/ Neerja Sethi

Neerja Sethi, Co-Trustee